UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109	Page 2 of 8 Pages

1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,275,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 21,025,000 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,275,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.9% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Includes the vested portion of a stock option representing the right to purchase 50,000 shares of the Issuer’s Common Stock, of which 25,000 shares have vested.

(2) The percentage is calculated based upon 235,019,409 shares of the Issuer’s Common Stock outstanding, including 10,325,000 shares of unvested restricted stock, based on (i) 52,017,826 shares of Common Stock disclosed as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2016, and (ii) 183,001,583 shares of the Issuer’s Common Stock issued to the shareholders of A.V.M. Software, Inc. (“AVM”) in connection with the merger between AVM and SAVM Acquisition Corporation, a wholly owned subsidiary of the Issuer (“Merger Sub”), which closed on October 7, 2016 (the “Merger”).

CUSIP No. 83303W109	Page 3 of 8 Pages

This Amendment No. 4 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on March 4, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Commission on December 19, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Person with the Commission on April 12, 2013 and Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Commission on March 7, 2016 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to disclose (i) a decrease in the Reporting Person’s percentage ownership of the Issuer’s outstanding Common Stock as a result of dilution caused by the Issuer’s issuance of shares in the Merger and (ii) the Reporting Person’s entry into certain agreements with the Issuer in connection with the Merger.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to delete the second sentence thereof and replace it with the following sentence:

The address of the principal executive offices of the Issuer is 320 West 37th Street, 13th Floor, New York, New York 10018.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete subsections (b) and (c) thereof and replace them with the following:

(b) The principal business address of the Reporting Person is 320 West 37th Street, 13th Floor, New York, New York 10018.

(c) The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement. The principal occupation of the Reporting Person is serving as the Issuer’s Chief Product Innovation Officer and as a member of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

CUSIP No. 83303W109	Page 4 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

Merger. On October 7, 2016, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated September 13, 2016, by and among the Issuer, Merger Sub, AVM and Jason Katz as the AVM Representative, Merger Sub merged with and into AVM, with AVM surviving as a wholly owned subsidiary of the Issuer. In connection with the Merger, without any action on the part of any shareholder, each issued and outstanding share of AVM’s common stock, other than shares to be cancelled pursuant to the Merger Agreement, was converted into the right to receive 148.3 shares of the Issuer’s Common Stock. As a result of the Merger, the Reporting Person’s percentage ownership of the outstanding Common Stock of the Issuer was reduced from 60.5% to 12.9%.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99.7 and is incorporated by reference herein.

Employment Agreement. Pursuant to the terms of the Merger Agreement, on October 7, 2016, the Reporting Person was appointed as the Issuer’s Chief Product Innovation Officer and the Issuer entered into an employment agreement with the Reporting Person (the “2016 Employment Agreement”). In connection with the entry into the 2016 Employment Agreement, the Reporting Person’s Employment Agreement, as it has been amended from time to time, was terminated.

The 2016 Employment Agreement provides for an at-will employment relationship that can be terminated by the Issuer or the Reporting Person at any time, for any reason or for no reason, with or without notice, or with or without cause. Under the 2016 Employment Agreement, the Reporting Person is entitled to receive a base salary of $150,000 per year through the first anniversary of the closing of the Merger. After the first anniversary of the closing of the Merger, the Reporting Person’s annual base salary shall be reduced to $75,000 per year. The 2016 Employment Agreement also provides that the Reporting Person will be eligible to receive an annual discretionary incentive bonus, the amount of which shall be determined by the Issuer in its sole discretion. The payment of the Reporting Person’s annual incentive bonus is contingent on him being employed by the Issuer on the date that such bonus is paid.

Pursuant to the 2016 Employment Agreement, if the Reporting Person’s employment is terminated prior to the one-year anniversary of the closing of the Merger (i) by the Issuer without “cause” (as defined in the 2016 Employment Agreement) or (ii) by the Reporting Person for “good reason” (as defined in the 2016 Employment Agreement), then subject to certain limitations and the Reporting Person’s compliance with certain conditions, the Issuer shall, for a period beginning on the date of termination and ending on the earlier of (a) the one-year anniversary of the Reporting Person’s termination or (b) the one-year anniversary of the closing of the Merger, continue to pay the Reporting Person’s base salary and, if the Reporting Person is eligible and elects to continue health insurance under COBRA, pay the Reporting Person an amount sufficient to reimburse the Reporting Person for a portion of the Reporting Person’s health insurance premiums incurred during the time period described in (a) or (b) above, as applicable, which amount shall not exceed the amount the Issuer would pay on behalf of its other employees generally.

In addition, the 2016 Employment Agreement contains customary provisions relating to confidentiality, non-solicitation and non-competition.

The foregoing description of the 2016 Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the 2016 Employment Agreement, a copy of which is attached hereto as Exhibit 99.8 and is incorporated by reference herein.

CUSIP No. 83303W109	Page 5 of 8 Pages

Registration Rights Agreement. Pursuant to the terms of the Merger Agreement, on October 7, 2016, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Person. The Registration Rights Agreement provides that, subject to certain limitations, the Reporting Person may demand that the Issuer register for resale under the Securities Act of 1933, as amended, all or a portion of the Reporting Person’s shares of the Issuer’s Common Stock. In addition, the Registration Rights Agreement provides the Reporting Person with certain incidental “piggy-back” registration rights, which generally allow the Reporting Person to participate in registered offerings of the Issuer’s Common Stock that are initiated by the Issuer or on behalf of other holders of the Issuer’s securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.9 and is incorporated by reference herein.

Restricted Stock Amendments. Pursuant to the Merger Agreement, on October 7, 2016, the Issuer entered into amendments to (i) a restricted stock award agreement, by and between the Issuer and the Reporting Person, dated March 3, 2016, related to the award of 5,000,000 shares of restricted Common Stock of the Issuer to the Reporting Person and (ii) a restricted stock award agreement, by and between the Issuer and the Reporting Person, dated December 14, 2011, related to the award of 4,250,000 shares of restricted Common Stock of the Issuer to the Reporting Person (together, the “Restricted Stock Award Amendments”).

Prior to entering into the Restricted Stock Award Amendments, the Reporting Person’s restricted stock awards would have vested on the earlier of (i) the tenth anniversary of the respective award’s date of grant, (ii) the date of a Change in Control (as defined in the applicable restricted stock award agreement and which would have included the closing of the Merger), (iii) the date of the Reporting Person’s termination of employment by the Issuer without cause or (iv) the date of the Reporting Person’s termination of employment due to the Reporting Person’s death or total and permanent disability, provided, in each case, that the Reporting Person was providing services to the Issuer on the applicable date. The Restricted Stock Award Amendments amend the vesting schedule of the Reporting Person’s restricted stock awards to provide that (x) the Reporting Person’s restricted stock shall vest 40% upon the first anniversary of the closing of the Merger and 30% on each of the second and third anniversaries of the closing of the Merger, provided, in each case, that the Reporting Person is employed by the Issuer on such dates, and (y) the consummation of the Merger shall not cause the vesting of such restricted stock to accelerate.

The Restricted Stock Award Amendments also provide that, within 90 days following the date that the Reporting Person’s restricted stock vests, the Issuer shall have the right to require payment from the Reporting Person to cover any applicable taxes due upon the vesting of such restricted stock, which payment may be made in the manner set forth in the Restricted Stock Award Amendments; provided, that with respect to the restricted stock that vests 40% upon the first anniversary of the closing of the Merger, the Issuer shall withhold, in full or partial satisfaction of the tax obligations related to such vested restricted stock, a number of shares of Common Stock that would otherwise be acquired upon vesting having a fair market value equal to the lesser of (i) the tax withholding obligation and (ii) an aggregate of $200,000.

The foregoing description of the Restricted Stock Award Amendments does not purport to be complete and is qualified in its entirety by reference to the Restricted Stock Award Amendments, copies of which are attached hereto as Exhibits 99.10 and 99.11 and are incorporated by reference herein.

CUSIP No. 83303W109	Page 6 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Executive Employment Agreement, dated as of April 10, 2013, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.4 to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 of the Issuer filed on April 11, 2013 by the Issuer with the SEC).
99.2	First Amendment to Executive Employment Agreement, effective as of October 13, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 14, 2015 by the Issuer with the SEC).
99.3	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the SEC).
99.4	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.5	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.6	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.7	Agreement and Plan of Merger, dated as of September 13, 2016, by and among Snap Interactive, Inc., SAVM Acquisition Corporation, A.V.M. Software, Inc., and Jason Katz, as the representative of A.V.M. Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 14, 2016 by the Issuer with the SEC).
99.8	Employment Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.9	Registration Rights Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.10	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.11	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between Issuer and the Reporting Person (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).

CUSIP No. 83303W109	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2016	CLIFFORD LERNER

/s/ Clifford Lerner

CUSIP No. 83303W109	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Executive Employment Agreement, dated as of April 10, 2013, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.4 to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 of the Issuer filed on April 11, 2013 by the Issuer with the SEC).
99.2	First Amendment to Executive Employment Agreement, effective as of October 13, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 14, 2015 by the Issuer with the SEC).
99.3	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the SEC).
99.4	Restricted Stock Cancellation and Release Agreement, dated as of March 3, 2016, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2016 by the Issuer with the SEC).
99.5	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.6	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Issuer filed on May 24, 2011 by the Issuer with the SEC).
99.7	Agreement and Plan of Merger, dated as of September 13, 2016, by and among Snap Interactive, Inc., SAVM Acquisition Corporation, A.V.M. Software, Inc., and Jason Katz, as the representative of A.V.M. Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on September 14, 2016 by the Issuer with the SEC).
99.8	Employment Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.9	Registration Rights Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.10	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).
99.11	First Amendment to Restricted Stock Award Agreement, dated October 7, 2016, by and between Issuer and the Reporting Person (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of the Issuer filed on October 11, 2016 by the Issuer with the SEC).